NEWS RELEASE

                                                 For Immediate Release
                                                 ---------------------

                     ZENITH BOARD AUTHORIZES STOCK SALE


GLENVIEW, ILL., March 1, 1994 -- The Board of directors of Zenith Electronics Corporation today authorized the sale of up to 5 million shares of Zenith common stock pursuant to a shelf registration statement expected to be filed shortly with the Securities and Exchange Commission.
   Any net proceeds from the sale of these shares would first be used to repay any outstanding short-term debt and then for general corporate purposes, including working capital.
   Based on current conditions, Zenith does not anticipate the sale of additional common stock beyond these shares to investors in 1994.
   Any offering of the 5 million shares of common stock will be made only by means of a prospectus.

MEDIA CONTACT:       John Taylor  (708) 391-8181
INVESTOR CONTACT:    Bill McNitt  (708) 391-7713